Filed by Citigroup Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company:  Golden State Bancorp, Inc.
                                                  Commission File No. 000-29654


                           CITICORP-GEID ACCOUNT

                                May 21, 2002
                               3:45 p.m. CDT


Coordinator       This is a recording of Shari Ptashek's conference call
                  with Citicorp at 3:45 p.m. Central time, Tuesday, May
                  21st, 2002.

S. Weill -- and is in the United States and to be able to deliver through a financial needs analysis, Citipro, the ability to sell many more financial products to our customers. Acquiring Golden State with approximately 350 branches in California gives us an opportunity to grow what was the second-largest state for us in our branch network, and make it something really important where, with this acquisition, we would end up the No. 4 company in the state in terms of deposits.

                  We think that with the Citi name on the door, we have the ability and will have the ability to expand the customer base, significantly expand the deposit base, and broaden the product offerings like we have done in our branches in California, as well as what we've done in our other branches, mainly in New York but in Florida and Illinois, so we're very excited about this. We get an extra added attraction of increasing our position in Nevada, and putting together Citibank with Golden State in Nevada, I think we'll be the No. 3 in that state in terms of deposits and that is one of the fastest-growing markets in the United States.

                  We think also this will allow us to sell many more financial products, retirement-type products, our mutual funds, our annuities, and really develop a very broad-based relationship with the customer. But also very importantly, California is a state with a large Hispanic population, and as we begin to work with Banamex on our trying to penetrate the Hispanic market in the United States, this will give us a presence in one of the key states to put those assets together and be able to do it.

                  As far as the terms of the deal, purchase price is around $40 a share, which is made up of 60% of the payment's going to be in our stock, which is fixed at 75.9 million shares, and there are no collars. 35% of the voting stock is held by Gerry Ford and Perlman, and they've agreed to vote their shares for this deal, so we're not worried about not being able to get the vote, and 40% of the purchase price is going to be in cash.

                  We think that this deal will be accretive by several cents a share next year, and grow after that. The company we think has a very clean balance sheet and is very well reserved, has had an outstanding CRA record in the communities in which it operates, and we think it will be very additive and fit right into our organization, so we're excited about having the opportunity to do something this significant in a state like California, and give us another chance to continue to put together what we think has been an outstanding management team in our consumer banking, and adding the terrific people that are part of this institution that have done such a really good job over the pat five and more years.

                  With that, I'd like to turn it over to Bob Willumstad and Marge, who have worked very hard on this, have spent a lot of time out in California with the people going through all the facts, and I think that we feel very good about the way this will play out as far as our ability to integrate it, manage it and have it help the growth that we have promised all of you. With that, Bob?

R. Willumstad     Thanks, Sandy. Sandy outlined the transaction. I guess
                  I'd just reiterate that the acquisition of Golden State is very consistent with what our stated strategy has been over the last couple of years, which was to build a best-in-class retail franchise. We think we've made great progress in the current franchise. Both California and Florida have been seen to us as being high-growth, very attractive markets. We've been very clear that those are the areas that we wanted to concentrate on, and Golden
                  State really fills out an awful lot of the opportunity in California that we were looking for.

                  I won't repeat all the things that Sandy touched on, but again, I think both the financial terms of the transaction - it is a tax-free exchange on the shares received by the Golden State shareholders - and this is a transaction, as Sandy said, we've spent a lot of time and worked on.

                  If I could, I'd just like to describe the components of Golden State, just talk a little bit about the company and where it positions us, and then turn it over to Marge to talk to you about the kinds of things that we think we can accomplish with Golden State going forward.

                  Golden State is the holding company name, but they operate in California under the brand of Cal-Fed. It is the fifth-largest depository institution in California, with 350 branches in total, 335 in California and 17 in Nevada. They're also the eighth-largest mortgage servicer in the US, which is a nice complement to our mortgage business, which is of about equal size, so the combination of these two actually gives us some significant scale and I think some opportunities again to be a scale player and a low-cost producer in the mortgage business. They rank No. 20 in originations, having originated some $26 billion in mortgages last year.

                  One of the things that we're very pleased with, because the concerns always have been as to whether an S&L can be turned into a commercial institution and have the kind of profile that, in our case, that the Citi branches have had over the last several years; and the Cal-Fed management team, which we think is terrific, has done a great job in moving towards more of a commercial banking model. They've been successful in the sales of investment products, both mutual funds, fixed annuities, variable annuities and insurance, and have over a thousand licensed sales reps. That, coupled with the Citi complement, really gives us an outstanding sales team to help build that non-interest income base that's so important to a growth strategy.

                  Golden State also has a relatively small sub-prime mortgage business located down in Dallas called Auto One, about $2 billion in receivables, which coincides nicely with a business that we also have down in Texas that was acquired through associates, and we have approximately $7 billion in receivables in that business as well, so again, adding to scale in a business that we are currently in, and have good competent management.

                  Now, the deposit composition, again Golden State has made good progress in moving towards a model that moves away from traditionally just deposits, time deposits, to more transaction banking, in terms of building both demand deposits and money market accounts, so that's a good addition to our franchise. As Sandy mentioned, the loan portfolio here is largely residential mortgages, all fully secured, 74% residential, and again, through the due diligence process, really what we think is an excellent on-book mortgage portfolio. They do have some 17% in commercial loans. Those for the most part are multiple family residences, so again, a pretty stable mortgage portfolio.

                  When you look at the market share numbers and putting the two institutions together in California, both our franchise and Golden State's franchise, makes us the No. 4 deposit institution in California with $28 billion in deposits and almost 6% market share; and in Nevada, we've become the No. 3 institution with about $2.5 billion of deposits and approximately 11.5% market share. As Sandy mentioned, obviously with our Banamex acquisition, this is a great complement, as we try to build out our Hispanic marketing strategy, both on the West Coast and in the Texas area.

                  What I'd like to do is turn it over to Marge, who's really been responsible for this great track record that we've created in Citibanking in North America and let her take you through both some of the accomplishments and some of the things that we think we can do with Golden State. Marge?

M. Magner         Thank you, Bob. I'd like to talk a little bit about what
                  we've accomplished in Citibanking North America, because it sets the stage for what we would hope to accomplish with this acquisition. Again I'd point out this is a company, Golden State, working under the Cal-Fed name, that--they've done a great job in their branches, and we think there are great synergies in the way they've approached the business and what we've been trying to do, but lots of upside.

                  As a reminder for many of you who have heard us talk about our business, we've had very strong core income growth in Citibanking North America; in fact, over the last three years, a 71% compound growth record. It wasn't all that long ago that we were making just about $100 million, and last year we made over $600 million.

                  That has come from several aspects of running our business better. Certainly good expense management, and we have improved our efficiency ratios, but it really is a growth story in terms of being able to provide good products and services through our distribution system, core banking services as well as proprietary investment products, other investment products, insurance products and so forth, so while we've been able to continue to grow, for example, our checking accounts at 11% compound over the last three years, we've also been able to grow our investment products over the last several years and our proprietary investment products in fact 24%.

                  When we look at our model, we really focus in on our per-branch results, because we think that's really the core of what we have. We have 440 branches in our system now, and again, many of you know that we have a significant presence; we're No. 2 in the metropolitan New York area, but really, in the rest of the country, in the markets we serve, which are California, Chicago, Florida and South Florida and the Washington, D.C. area, we really have barely 2% market share in those places. But when we look at our per-branch results, we see that each of our branches really delivers a very strong revenue and a very strong income on a per-branch basis.

                  With respect to how that would compare to Golden State, Golden State's revenue per branch for the first quarter was a million two, and our revenue in the first quarter was a million seven on a per-branch basis, and you can see that's a significant difference, but we know, based on what we've done on the EAB side as well, that we'll be able to move that up and I'll talk a little bit about how we'll do that.

                  On a per-branch basis from an income standpoint, for the first quarter Golden State branches are at $310,000 versus $410,000 for Citi, but that does include the EAB branches, which are not yet performing at exactly the same level that our legacy Citi branches are at, and when we take out that EAB number, actually we're at a $440,000 basis; and that really shows the impact of what we can do in the core legacy Citi branches, and as we move EAB along, we'll see that evening out. Of course we'll start working very quickly on the Golden State branches as well.

                  The Golden State branches or Cal-Fed branches have licensed people in them. Now, this is a very, very important aspect of why we think this is such a great opportunity for us. As Sandy mentioned, really the heart and soul of what we do in our branches that we think is quite differentiable from our competitors is our Citipro, which really gives us a chance to do a financial needs analysis for each of our customers and give them the right product to meet their needs, and that includes investment products, insurance products, of course core banking products, as well as debt management and mortgage products.

                  Having licensed people is essential in this effort, because we need people to be licensed so that they can in fact sell the insurance product and sell the investment product. What's interesting is that this Cal-Fed has about a thousand people in their 350 branches who are licensed to sell mutual funds, and Citibanking in our environment - and again, it's 350 branches our 440 - has almost 1900 people.

                  Probably the significant difference in a model is that we have a series 7 or 23 license person literally in every branch, at least one or two; and they're very much like a financial consultant in a brokerage, and Smith Barney's is an example. Cal-Fed doesn't have that, and in fact our model is different than most other banks because of this. So when we now look at doing this a different way and having full-time people in every branch to serve that branch's customer base, we know we really will be able to sell more investment product.

                  Citibank has averaged $126,000 of revenue from investment business in the first quarter, and Cal-Fed's number is actually 49,000; so you can see the opportunity for lift there, and we know we have the model to really drive that. You've heard us say that we think Cal-Fed has made terrific progress in moving from a traditional thrift environment, and a very good example of that is while the Cal-Fed customer's average age is 50, if we look at the age of their new customer over the last 12 months, that age is 41, much younger and much more in line with the customer frankly that we're looking for, who is not searching just for high interest CD deposits, but rather will be interested in insurance products and mutual funds and annuities and so forth. The average age of their new customer is actually lower than the average age of their current customer, as I said, and the income is actually going up, so that gives us great opportunity and leverage to move forward.

                  With respect to EAB, we've made a lot of progress. We're not there yet, it's not done yet. This is not something that happens overnight, and quite honestly, with EAB, we did not have licensed people in the branches, so we've been in the process of getting people licensed, which means a lot of training and testing, and that does take a bit of time to get that in place; but the revenue per branch in EAB has increased 20% for this first quarter of '02 versus last year, and that's a very significant improvement, and the income per branch is up 36% as well. So we know that the model that we have built in Citi is transferable to another institution, and we have the skill set in which to do that.

                  We will be certainly experiencing revenue synergies because we will be able to cross-sell non-traditional banking products. We know we'll have some core productivity improvements in terms of the way we manage the branch base business, and there will be other opportunities frankly for expense synergies that will come from looking at the corporate overhead of Golden State and some of the back office operations as well. So we expect to see revenue increases as well as expense reductions.

                  In general, I'd say we're pretty excited about this opportunity. California is a fabulous market, and we have truly been under-represented in California. We know our model works, and having an opportunity to acquisition Golden State and the folks who work at Cal-Fed, they're really terrific. They've done an excellent, excellent job. Very well-managed; Bob spoke about the clean balance sheet. They've just done a good, good job managing their business, and they've really made a lot of progress in the way they have moved their banking model from a traditional thrift model to a full-service banking operation, so we're very pleased that we have that as a starting point, and that will really help us quite a bit.

                  So as we work towards increasing the revenue and improving the efficiencies, we know we will be able to deliver a very strong earnings performance, and of course achieve the objectives of this acquisition. So with that, I guess I'd ask if there are any questions. We would be happy to answer them at this time.

Coordinator       Thank you. One moment, please. Our first question is from
                  Sam Zuckerman, he's with San Francisco Chronicle.

S. Zuckerman      Good afternoon. What I wanted to ask first of all is what
                  you can tell us about how you plan to manage your new
                  California acquisition; in particular, will you be retaining all the branches? Will you be retaining all employees include management? What are your plans here for California?

R. Willumstad     I'm not sure I caught the beginning of the question, but
                  our plans obviously, we haven't made any determination about whether all the branches will remain open, but the high probability is that they will. We don't have too many overlaps in our existing model. We have 80 offices compared to the 350 Cal-Fed offices. We would certainly expect to employ most if not all of the people. There will certainly be some opportunities where there's duplication, but we historically as a company have been able to provide both jobs and career opportunities for almost all people that we have been involved with in prior acquisitions.

S. Zuckerman      And what about management, please?

R. Willumstad     The management team that's there that is
                  basically responsible for the day-to-day operations, we expect to retain; that's something we're working towards, retaining that management team.

Coordinator       Our next question comes from Henry McVay, Morgan Stanley.

H. McVay Good afternoon. Two questions for Marge, first. Marge, I guess on page 7 of the exhibits, the handouts, you talked about the age of the new Cal-Fed customer going down from 50 to 41. Why did that happen? And then second, with the licensed sales force in whatever, 1055, I wasn't sure I understood. I mean, I understand that you guys in your branches have the ability to provide the advice, you've got the series 7 and I think some of the other different designations, but what exactly do the Cal-Fed people have and what do they need to get?

M.Magner Actually, the Cal-Fed people, many of them have the insurance license, but these people are primarily series 6, which means they can sell mutual funds. There are probably about 100 people that have a series 7, and obviously they can handle individual transactions and so forth, a little bit more of the brokerage model.

H. McVay So would the goal be to take the hundred up, or are you going to be comfortable with keeping it in that ratio?

M. Magner         No, actually, the goal would be to take that number up.
                  Based on our model, we should have a series 7 at least licensed person in every branch. In Citibank we have multiples in some of our larger branches. We think that you need that full-time person there to really work the customer base, to talk with people, and to be available all the time, to provide more investment advice if you will than the traditional even licensed platform person;
                  as many of us know, the person who handles the bulk of the sales activity for the branch. That person needs to be able to sell simple mutual funds, packaged products;
                  in truth, they need to be licensed in order to participate in any commission. So that's important to have that license, but it's also very important to have a series 7 full-time in the branch all the time.

H. McVay          Why did the age drop so quickly?

M. Magner         That was deliberate. In trying to expand the customer
                  base to a younger, more transaction, obviously DDA-type customer as opposed to the traditional thrift customer, is older, is buying CD's, is kind of buying CD's for the rate and not necessarily buying other product; so through their outreach, their marketing activities, and frankly getting their branches really more aggressive about going out and seeking new customers, including doing bank-at-work programs similar to what Citibank has, they have truly attracted DDA business and a younger customer.

H. McVay Just one follow-up on the numbers. You said accretive to a couple of pennies next year. I guess the upside then is that you are able to leverage the series 7 sales force and drive more investment product through it. Can you just walk us through? You said you didn't expect much on the cost side, just how we should be thinking about the potential opportunities when you go through '03, and then also down the road.

M. Magner         Right. With respect to the cost side, I'm truly referring
                  to the branches. There are opportunities I believe on the cost side again, call it corporate functions, that won't be required, some back-office consolidations. There will be some cost saves from this as well. We typically experience 15+% cost saves when we look at a new acquisition, and I think that's certainly in the range of what we would see here.

H. McVay On the revenue side, it's the investment product sales, or what is it?

M. Magner         It will come from investment products. It will come,
                  frankly, from a better mix even on the deposit side. As you increase the transaction accounts, the DDA accounts, which obviously have a lower cost to them than the time deposits, that will help. We will sell insurance products as well; that will drive revenue. And we will service more customers, as we believe that we will be able to attract more customers. The Citibank brand is frankly well known, we have pretty good unaided brand recognition in California despite our limited presence.

R. Willumstad     Henry, the revenue model is largely based on trying to
                  replicate what we've accomplished in the current Citi environment. We think that will take us a few years, but we would hope to bring the revenue per branch in a Cal-Fed office up to a Citi office.

H. McVay          Great.  Thank you, guys.

Coordinator       The next question comes from Mary Kelleher.  She's with
                  Reuters.

M. Kelleher       Hello, guys. I just wanted to check if I heard this
                  right, that you said California was your second-largest state, but you only had 80 branches there before this acquisition?

M. Magner         Yes, that's correct. We had 82 branches between
                  California and Nevada, and that is our second-largest state, not by much; 70 in Illinois, but then it drops off, about 35 in Florida. We are very under-represented elsewhere in the country, elsewhere from the metro New
                  York area.

M. Kelleher       How many do you have in New York?

M. Magner         We're at - oh, gosh, I'm sorry. I've gone blank on the
                  number. Let me get it; I'll mention it in a few minutes, okay? I'm sorry. I blanked out.

M. Kelleher       Okay. Two more follow-up things. Any other states that
                  you're looking at, or kinds of deals? Also, there was a lot of option activity in Golden State before this deal, and have you had any comment on that?

R. Willumstad     Let me try that one. Again, our strategy has been to
                  focus where we already have a presence, and that is obviously, in addition to California, it's Florida, Illinois. We have a small presence in the Washington, D.C. area. So clearly, going forward, we would be concerned about building out that franchise in those markets. We do not have a strategy that suggests that we have to be in other places, other than where we currently are, so while we are certainly not entertaining any other acquisitions nor would we comment on them, I think in terms of the second question about option activity, obviously I don't know that we have anything to contribute to that, just - it's obviously how the market has chosen to respond.

M. Magner         If I could answer the question about the branches in New
                  York, again, I apologize -

M. Kelleher       Yes, sure thing.

M. Magner         -- I just blanked on that.  237 in the tri-state marketplace.

M. Kelleher       Okay, thanks.

Coordinator       The next question comes from Joan Solitar, and she is with
                  CSFB.

J. Solitar        Good afternoon, or evening, I should say. First, on the
                  attraction in terms of any Mexican-American population and linkage to Banamex, can you just detail that a little bit more, if it benefits you in that way?

M. Magner         Well, we feel very strongly that Banamex has really
                  helped us understand the opportunity we have in the Hispanic marketplace in the US, and of course the largest
                  Hispanic population in the US is Mexican. California of course is a very strong marketplace, and a third of the population of California is Hispanic. We've been working hard with our colleagues from Banamex to develop products and services that will appeal directly to the population, to help them with banking products, help them with money transfer products that will meet their needs, and really to reach out into the communities in a very strong and positive way to involve people literally in the banking process who might have been missed before. Some of that is by making sure we have people who can speak Spanish properly; that we have through our customer service activities people who can handle it, all of our materials and so forth.

                  All of that is being done, and that's obviously kind of fundamental, and we're just literally now in the process of beginning to roll out several products and services that will accomplish this. So California of course is important, having more access in the community. This is a story of - I'll call it community banking. Sometimes we forget that people make their decisions about where they bank based on where that institution is locally, location in the community, and the Hispanic American community actually feels very strongly about dealing with an institution that shows them great respect, understands their heritage and culture, and within the community is doing something that's beneficial as well.

                  Certainly we see that, frankly, on the Cal-Fed branches; we're deeply involved in the community. We think Citibank has the tradition of that, and the combination and now access, physical access in the community will be very helpful.

J. Solitar        If you can detail a little bit just the profile of the
                  customer. I know we have the agent and the income, but in that regard, can we just use the third population statistic as it applies to those customers?

M. Magner         I'm sorry, what -

J. Solitar        Or, let me simplify it. Are approximately a third of the
                  customers Hispanic, in line with the state?

M. Magner         Well, actually, there's no banking institution, at least
                  not of the largest ones - Wells, B of A, frankly Citi and Cal-Fed, that a third of the population of the customer base is Hispanic. Many people, many of the Hispanic population is actually un-banked and underserved. It's one of the reasons why we feel we can be valuable. It's typically about 15% of the customer base, and again, that pretty much goes for B of A, Wells, Citi, Cal-Fed; it's pretty much the way that looks across the state.

J. Solitar        One other question. As you think about the demographics
                  of the current customer base and go back to the slide showing average investment revenue per branch, comparing
                  Cal-Fed to Citi, where do you think you can migrate up to?

M. Magner         In terms of the revenue, or working with the - well, let
                  me ask for -

J. Solitar        The investment revenue, really relative to Citi, given
                  that it is a somewhat different demographic.

M. Magner         Well, it is - I think we have two major opportunities.
                  One is, some of that CD customer base - and we've learned this in our Citi model, because many of our investment customers come from the more traditional CD, time deposit customer base, so we've learned how to do that; we've learned how to use that customer base to source investment business. So we will continue to do that.

                  And again, quite frankly, as you attract a younger working population customer base, they have needs to save money for obviously family, education, things like that, as well as retirement, and you can begin that process which we do in our Citibank branches using our Citipro, to help them lay out their plans and goals and then provide the investment opportunity.

                  What I'm saying really is two things are going on. One is, we think we can do a better job with the existing customer base when we have more product to offer, and we believe the Citibank brand, based on our experience, does attract a customer base for whom we will be able to provide additional investment product.

J. Solitar        Just one final question. The operations in Texas, is
                  there any consideration to divesting those? The sub-prime.

R. Willumstad     The operation in Texas is the sub-prime auto business. We
                  have a sub-prime auto business, which just coincidentally happens to be located in Texas. We would obviously expect to put those two together, so there's no expectations right now of divesting of anything.

J. Solitar        Thank you very much.

R. Willumstad     Thanks, Joan.

Coordinator       The next question comes from Judah Krushar, and he's with
                  Merrill Lynch.

J. Krushar        Hello, Todd; hello, Marge.

M. Magner         Hello, Judah.

J. Krushar        Apologies; I'm out of town, so I really didn't see the
                  materials and I just found out about the call a little bit late, so I hope these questions are not redundant.
                  First, Todd, I think I heard you mention in passing that the scale in the mortgage business, that you're building here, yet you're still a relatively small player. Does this signal that you may also have acquisitions in the mortgage business going forward?

R. Willumstad     Judah, this is Bob Willumstad. Todd is - I don't know
                  where Todd is. The mortgage business, we have said consistently that the mortgage business is not a strategic priority of ours, although I think we believe we've got a good model; we've been able to have 15+% growth rate the last couple of years. This obviously gives us some additional scale, both to bring down costs and to take advantage of kind of channel overlaps in both businesses, but we don't foresee any significant acquisition opportunities or possibilities in the mortgage business per se. The management product obviously is an important product in terms of retail banking distribution.

J. Krushar        All right. This is where I'm a little short of
                  information, but if you looked at the purchase price, and I didn't hear what you said in terms of mix, of consideration, but if you took the $440,000 of earnings per branch in EAB, or in Citi before EAB and annualized that, assuming you could get to that kind of run rate, divided by $5.8 billion, it seems to imply only something like an 11% ROI, and I'm just curious sort of how you think about the return on capital on this versus alternative uses. So I'm probably missing something in terms of the mix of the consideration.

R. Willumstad     I'm not sure which calculations you're using. They earned
                  411 last year; total purchase price is about $5.8 billion, based on the 75 million shares that we would exchange. The returns, the un-levered returns are in the
                  - for a first-year basis, in the 11% range, and we would expect, over time obviously, to extract a lot of the synergies and revenue opportunities so that we would have what we believe is a very attractive return.

J. Krushar        I'm sorry, it was - the first-year earnings per branch
                  was, you said, 410, or is that where you - I thought that was where you said -

R. Willumstad     I didn't say per branch; I said the company earned 411
                  last year, in after-tax earnings.

J. Krushar        All right. So basically after the synergies and with some
                  growth here, do you think the growth, after you get the synergies, would be faster than the rest of your Citibanking franchise?

R. Willumstad     I think the answer to that is yes, because obviously -
                  when we talk about synergies, obviously there are some expense synergies which will come a lot quicker. The revenue opportunities really will come over a longer period of time as we bring the Cal-Fed operation up to the Citi standard. Because of where they are relative to Citi right now, we think there's a lot of growth opportunities.

J. Krushar        Right. And Bob, just a couple of other things. The four
                  hundred and some-odd nine that they earned last year, do you think that is a sustainable number, given what was happening in the mortgage market last year? Was there a lot of leverage through the mortgage business?

R. Willumstad     Actually, there was not a significant amount of leverage
                  in the mortgage business in particular. Obviously for everybody in the mortgage business it was a good year, but there's also, as you well know, a lot of churn in the mortgage business, so while there's a lot of refinancing going on, it's taking place all over; and I would say their profile of earnings growth certainly was not exceptional in the mortgage business. They've had some capacity constraints as well, as we got through the peak of these refinance booms.

J. Krushar        Right. So when all is said and done, what kind of
                  ultimate IRR are you modeling here, or assuming?

R. Willumstad     I'm sorry, I didn't -

J. Krushar        I was just curious what your ultimate IRR estimate would
                  be for the transactions once you get all of the potential synergies.

R. Willumstad     That number is probably approximating 15%.

J. Krushar        All right.

Coordinator       The next question comes from Brad Ball.  He's with Prudential
                  Securities.

B. Ball           Actually, a follow-up on the mortgage banking question.
                  On a pro forma with First Nationwide, it looks like your servicing business will be about $215 billion, and originations would have been $60 billion last year; that would rank you fifth or sixth in each. But it still sounds like you're kind of lukewarm on the business. Is that an area that you would consider divesting?

R. Willumstad     No, we don't. Obviously this moves us up, as you said,
                  around fifth or sixth in the industry. Again, we think there's enough scale here to be able to compete efficiently without necessarily having to double its size to get into the top two or three players, so we're actually happy with the business. It's had good growth rates for us. The returns, we think, are acceptable, they meet our hurdle rates, so we do not see divesting.

B. Ball Could you just mention how you thought about valuing the mortgage business when thinking about valuing the whole franchise?

R. Willumstad     I don't know that I can easily answer that question for
                  you. We've really looked at it both in its component pieces and in total, and obviously -- we expect obviously to extract some synergies out of that business as well.

B. Ball           Thank you.

Coordinator       Next question comes from Steve Wharton with Loomis Sales.

S. Wharton        Hello. I actually a follow-up on the mortgage question. I
                  think that Golden State was valuing the servicing on the balance sheet at roughly 2%, and I just wonder, first of all, can you give us an idea of the charge that you'll be taking upon the close of the merger, and would you anticipate writing down the value of the servicing at that time, or making any adjustments?

R. Willumstad     I can't give you a specific number about the total
                  charges, but we have done a pretty good due diligence effort. There might be a small reduction in the value of the mortgage servicing, but we've run it through all of our models, and the valuation of the mortgage servicing rates actually holds up pretty well.

S. Wharton        All right, thank you.

Coordinator       Our next question is from Mark Brennan.  He's with Omega.

M. Brennan        Hello. I notice that you have some kind of an agreement
                  with Western Union that goes through Banamex, and I'm wondering if this deal you're talking about, the Mexican
                  American population, I'm wondering if this deal is either going to enhance or kill that agreement, or what happens with that. Thanks.

M. Magner         There is an agreement with Western Union and Banamex, and
                  it's very specific about moving cash to cash, not necessarily through banking accounts. We would anticipate, and the products and services that I talked about before, of providing a really account-based, as opposed to someone just walking in unknown to the institution with money and transferring it someplace, and that's independent of the Western Union contract. It's a different type of business.

Coordinator       Our next question comes from Howard Shapiro with Goldman
                  Sachs.

H. Shapiro        Yes, just a quick question on your proposed California
                  deposit franchise. Does a 6% pro forma deposit franchise in California get you to where you want to be, or would you see further either a de novo or acquired growth?
                  Thank you.

R. Willumstad     I'd say it gets us a lot closer to where we want to be
                  from being one percent, but clearly we expect to build a deposit base in the existing footprint. We would certainly entertain a de novo expansion if we thought it made sense and we had an opportunity to fill holes in the market.

H. Shapiro        And would you see further acquired growth as well?

R. Willumstad     We certainly wouldn't specifically comment about it. I
                  think our first challenge here is to digest this and kind of assess where we think we are in a year or two from now.

H. Shapiro        Do you have a goal in mind as far as deposit market share?

R. Willumstad     No, nothing specific.

H. Shapiro        Thank you very much.

R. Willumstad     You're welcome.

Coordinator       Next question comes from Adam Hurwick.  He's with Ulysses
                  Management.

A. Hurwick        Good afternoon. A quick question regarding buying a
                  thrift as an entry vehicle into California. It has been proven somewhat difficult for banks to convert thrifts, and despite your track record, you speak to bankers and they say, "Gee, a lot of these branches never seem to really get traction." A lot of the questions before, in terms of expanding in California, have to do with possibly making that easier by having a commercial bank to overlay the thrift on. What I'm kind of wondering is whether or not you had any choices prior to buying GSB that you've considered before actually approaching GSB.

R. Willumstad     There have been a few properties that have been sold in
                  California. We've certainly looked at some of those, but we think this - both its geographic coverage and the size of the retail banking franchise, the branch business, has really been the most attractive thing that's come along.

A. Hurwick        Thank you very much.

Coordinator       Today's last question comes from Diana Drapkin. She's
                  with Guard Hill Capital.

D. Drapkin        Yes, hello. I was wondering if you could go over the
                  regulatory approvals for the transaction.

M. Magner         Certainly we need approval from the Fed, from the OCC.
                  This is a thrift, and we have four state banking regulators that we'll have to go to as well. We believe that - well, I shouldn't say we believe. Golden State has a very good track record, a very good CRA rated outstanding. They've had great relationships with community groups and such, and we think that will help us through the regulatory process.

D. Drapkin        And is there walk-away?

R. Willumstad     I'm not sure what you mean by walk-away.  Any specific
                  issues, or -

D. Drapkin        Can the company walk away from the transaction if it goes
                  below a certain price?

R. Willumstad     I'm sorry, I didn't hear.

D. Drapkin        Can the company walk away from the transaction if
                  Citicorp, for example, falls below a certain price?

R. Willumstad     Oh. There are essentially no walk-away provisions in the
                  agreement, certainly as it relates to stock price.

D. Drapkin        Who were the financial advisors for both companies?

R. Willumstad     Salomon Smith Barney - comes as no surprise, I'm sure -
                  represented us. And Goldman Sachs represented Golden
                  State.

D. Drapkin        Okay, great.  Thank you.

R. Willumstad     If there are no more questions, thank you all for your time and attention.